

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Via E-mail
Russell L. Gordon
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

Re: **RPM International Inc.**
       Form 10-K for the Fiscal Year Ended May 31, 2014
       Filed August 14, 2014
       File No. 1-14187

Dear Mr. Gordon:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant